Exhibit 99.1

Arkady Volozh resigns as Executive Director and CEO of Yandex N.V. and transfers his voting power to the Board

Moscow–Amsterdam, June 3, 2022— Yandex N.V., a Dutch public limited company and one of Europe’s largest internet businesses, today announces that Arkady Volozh, the company’s co-founder, has stepped down with immediate effect from his positionёs as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with its international subsidiaries.

The European Union has imposed sanctions on Mr. Volozh personally. Neither Yandex nor the Group’s subsidiaries have been included on the sanctions lists of the European Union, the United States or the United Kingdom. We do not believe that these developments will affect the company’s operations, its financial position or its relations with partners.

Mr. Volozh is the settlor of a trust for the benefit of his family, which holds Class B shares representing a 45.3% voting and 8.6% economic interest in Yandex N.V. He is not a controlling shareholder of Yandex, and consequently these sanctions do not apply to Yandex N.V. or its subsidiaries.

Mr. Volozh has decided and informed the Board that he will not instruct the trustee as to how to vote such shares going forward. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent Board of Directors.

The Board continues to function as normal. Yandex has a strong and deep management team that is well placed to take the company to new levels with the ongoing support of the Board.

“While I consider this decision to be misguided and ultimately counterproductive, I do not intend to give any instructions to my family trust as long as sanctions are in place. During this time the trust will vote in line with the recommendations of the Board. While I will continue to support the team wherever possible, this decision is in the best interests of the company and its stakeholders,” said Mr. Volozh.”

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova

Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com